Letter of Resignation

Via E-mail

March 30, 2023

To Nadav Elituv, CEO Two Hands Corporation

To the Board of Directors of Two Hands Corporation

This letter will serve notice that I am resigning as a member of the Board of Directors and Chair of Audit committee of Two Hands Corporation effective immediately, March 30, 2023.

My personal and professional commitments require that I devote more time to these endeavors, and I am unable to fulfill the requirements of a member of the board.

My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

Yan Namer